Exhibit 99.1

Scorpio Tankers Inc. Announces Newbuilding Vessel Deliveries and an Agreement to Charter-In a Newbuilding LR2

MONACO--(Marketwired – September 26, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has recently taken delivery of four newbuilding vessels and agreed to time charter-in an LR2 product tanker that is currently under construction in South Korea.

Newbuilding Vessel Deliveries

The Company recently took delivery of the following vessels:

●	STI Orchard, an LR2 product tanker, was delivered from Daewoo Shipbuilding and Marine Engineering in September 2014. This vessel will begin a voyage for 45 days at approximately $30,000 per day.
●	STI St. Charles, an MR product tanker, was delivered from SPP Shipbuilding of South Korea in September 2014. This vessel will begin a time charter for up to 120 days at approximately $17,000 per day.
●
STI Fulham and STI Camden, Handymax Ice Class 1A product tankers, were delivered from Hyundai Mipo Dockyard of South Korea in September 2014.  Each vessel will begin a time charter for up to 120 days at approximately $14,750 per day.

Time chartered-in LR2

The Company has agreed to charter-in an LR2 product tanker that is currently under construction in South Korea with delivery expected in January 2015.  Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day.  The Company also has an option to extend the charter for one year at $22,600 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 44 tankers (four LR2 tankers, two LR1 tankers, eight Handymax tankers, 29 MR tankers, and one post-Panamax tanker) with an average age of 1.5 years, time charters-in 25 product tankers (eight LR2, five LR1, four MR and eight Handymax tankers), and has contracted for 31 newbuilding product tankers (16 MR, eight LR2, and seven Handymax ice class-1A product tankers), 17 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616